Exhibit 23.1

Independent Registered Public Accounting Firm’s Consent

We consent to the inclusion in this Registration Statement of Simon Property Group Acquisition Holdings, Inc. (the “Company”) on Amendment No. 2 to Form S-1 (File No. 333-252586) of our report, which includes an explanatory paragraph as to the Company’s ability to continue as a going concern, dated January 8, 2021 with respect to our audit of the financial statements of Simon Property Group Acquisition Holdings, Inc. as of December 31, 2020 and for the period from December 17, 2020 (inception) through December 31, 2020, which report appears in the Prospectus, which is part of this Registration Statement. We also consent to the reference to our Firm under the heading “Experts” in such Prospectus.

/s/ Marcum llp

Marcum llp

Los Angeles, CA

February 12, 2021